The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

December 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara Ransom
                Assistant Director

Re:          QPAGOS

Registration Statement on Form S-1

Filed August 3, 2016

File No. 333-212859

Dear Ms. Ransom:

Thank you for your August 29, 2016 letter regarding QPAGOS (“QPAGOS”). In order to assist you in your review of QPAGOS’ Form S-1, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 (the “Registration Statement”) marked to show changes.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, including Eurosa, Inc. and Gibbs International, Inc., which appear to be your affiliates, we are concerned that this transaction could be a primary offering on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please address in your response the factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website. Please disclose the value of the consideration paid by the selling stockholders for the shares, and the warrants overlying the shares, being registered by the registration statement. We may have further comments after reviewing your response.

Securities and Exchange Commission

December 22, 2016

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company’s Common Stock (the “Common Stock”) by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Background

In May 2016, the Company issued 49,929,000 shares of Common Stock and warrants exercisable for 6,219,200 shares of Common Stock in connection with the merger that the Company consummated with Qpagos Corporation (the “Merger”). In addition, in July to October 2016, the Company issued an aggregate of 500,000 shares of Common Stock in connection with a private placement that the Company consummated (the Private Placement Stockholder is also a Debt Investor Selling Stockholder). The Company is registering the resale of an aggregate of 9,197,074 shares of Common Stock that are currently outstanding and 6,219,200 shares of Common Stock issuable upon the exercise of warrants that are currently outstanding. The shares of Common Stock can be grouped as follows: (i) 4,304,000 shares of Common Stock that were issued in the Merger to twenty three (23) Selling Stockholders (the “Investor Selling Stockholders”) in exchange for shares of stock held by the Investor Selling Stockholders that engaged in a December 2015 private placement conducted by our subsidiary, Qpagos Corporation from June 2015 through December 2015 (the “2015 Offering”) as required by a Registration Rights Agreement that the Company entered into with the Investor Selling Stockholders (the “Registration Rights Agreement”); (ii) 6,219,200 shares of Common Stock (of which 1,435,200 were issued to the Placement Agent and its designees in the 2015 Offering) issuable upon exercise of the warrants that were issued in the Merger to the Investor Selling Stockholders and the Placement Agent and its designees in exchange for shares of Common Stock and warrants issued by Qpagos Corporation in connection with the December 2015 Offering as required by the Registration Rights Agreement and the placement agent agreement that the Company entered into with the Placement Agent; (iii) 4,316,776 shares of Common Stock that were issued in the Merger to eight (8) Selling Stockholders (the “Debt Investor Selling Stockholders”) in exchange for shares of stock held by the Debt Investor Selling Stockholders in Qpagos Corporation (the shares of Common Stock that the Debt Investor Selling Stockholders held in Qpagos Corporation had been issued to the Debt Investor Selling Stockholders by Qpagos Corporation in exchange for notes payable in the aggregate principal amount of $863,355 that had been issued to the Debt Investor Selling Stockholders during February 2014 to April 2015; (iv) 480,000 shares of Common Stock and 480,000 shares of Common Stock issuable upon exercise of warrants (included in the 6,219,200 warrants disclosed above) that are held by a Selling Stockholder (the “Transferee Selling Stockholder”) that acquired the securities after the Merger from an investor in the 2015 Offering and (v) 660,000 shares of Common Stock issued in the Merger to two consultants to Qpagos Corporation (the “Consultant Selling Stockholder”) in exchange for shares of common stock of Qpagos Corporation held by the Consultant that were issued to the Consultant Selling Stockholder in February 2016 pursuant to the terms of a consulting agreement that the Consultant Selling Stockholder entered into with Qpagos Corporation (one of the Consultants is also included in the 23 Investor Selling Stockholders), and a further 156,298 shares of Common Stock issued in May 2015 to a consultant to Qpagos Corporation in terms of the August 31, 2015 effective reverse merger.

Securities and Exchange Commission

December 22, 2016

Rule 415 Analysis

Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

1. The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices; (ii) the selling securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liabilities under Section 11 of the Securities Act; and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the Selling Stockholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”), which is discussed in the next paragraph, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling stockholder to effect resales of its securities.

Securities and Exchange Commission

December 22, 2016

The Staff’s comment refers to CDI 612.09, which states, in relevant part: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, Rule 415 and Form S-3 in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415 (a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

In determining “whether an offering styled as a secondary one is really on behalf of the issuer,” the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Each of these factors is discussed below.

How Long the Selling Shareholders Have Held the Shares

All of the shares of Common Stock of the Investor Selling Stockholders, Debt Investor Selling Stockholders and the shares of Common Stock underlying warrants being registered by the Investor Selling Stockholders for resale under the Registration Statement were issued and sold in the Merger upon an exchange of common stock and/or warrants that the Investor Selling Stockholders and Debt Investor Selling Stockholders had been issued as consideration for an initial cash investment made by the Investor Selling Stockholders and Debt Investor Selling Stockholders in Qpagos Corporation. Each Selling Stockholder made specific representations to Qpagos Corporation and/or Qpagos that each was acquiring the securities of Qpagos Corporation in the ordinary course of business, for such own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that any of the Selling Stockholders desire to effect an immediate distribution.

Prior to the Merger, each Investor Selling Shareholder acquired the equity interest in our subsidiary, Qpagos Corporation that he, she or it exchanged in the Merger, during the period from June 2015 through December 2015, which for many of the Investor Selling Stockholders is over six months ago and for others over one year ago. The Debt Investor Selling Stockholders acquired the debt in Qpagos Corporation over a year ago. The warrants issued to the Placement Agent were also issued over six months ago. Each of the Consultant Selling Stockholders acquired their shares of stock in February 2016 prior to the Merger, which also is well over six months ago. The Company believes the purchase of shares in each case for over six months, is inconsistent with notion that such persons acquired their Shares with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

Securities and Exchange Commission

December 22, 2016

The Circumstances Under Which the Selling Stockholders Received Their Shares

The Investor Selling Stockholders, Placement Agent Selling Stockholders, Debt Exchange Selling Stockholders and Consultant Selling Stockholders all acquired securities in our subsidiary, Qpagos Corporation, in a private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act, exchanged their securities in the Merger for securities of the Company and, as noted above, have been at market risk for the securities since their prior acquisition of the Qpagos Corporation shares prior to December 2015. The Private Placement Selling Stockholder acquired their shares of Common Stock in Qpagos in a private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act promulgated under the Securities Act in July 2016. The Transferee Selling Stockholder acquired the shares and warrants from an investor in a private transaction in July 2016. As noted above, each Selling Stockholder made specific representations to the Company and/or our subsidiary that such Selling Stockholder acquired the Shares received in the Merger (as well as the shares previously acquired in Qpagos Corporation) for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Selling Stockholder does not have a present arrangement to effect any distribution of the Shares to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any Selling Stockholder has any plan to act in concert to effect a distribution of its shares of Common Stock. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the Shares.

None of the Selling Stockholders is acting on the Company’s behalf with respect to the shares of Common Stock being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead the Selling Stockholders will receive all proceeds received from resale of the Shares.

Securities and Exchange Commission

December 22, 2016

The Selling Stockholders’ Relationship to the Company

The Selling Stockholders are comprised of Gibbs International, Inc., Jimmy Gibbs, the principal of Gibbs International, Inc., is also the principal of Gibbs Investments Holdings, Inc., a company at which Sam Harake is a managing director but not a principal, as well as certain existing stockholders and other accredited investors. Mr. Harake and Gibbs International, Inc. agreed to accept the shares they received in our subsidiary, Qpagos Corporation, prior to December 2015 and prior to Mr. Harake’s service on our board, which was prior to his status as an affiliate of Qpagos. Gibb International, Inc. also made an investment in our subsidiary in the December 2015 Offering and acquired 400,000 shares of Common Stock and a warrant to acquire 400,000 shares of our Common Stock to demonstrate its support and confidence in Qpagos Corporation and its future long-term prospects. Gibbs International, Inc. has no special contractual rights as a stockholder of the Company under any stockholders’ or similar agreement. Jimmy Gibbs is deemed to be the beneficial owner of 9.5% of the Common Stock of the Company and Gibbs International, Inc. beneficially owns 7.6% of the Common Stock of the Company and neither is the largest stockholder of the Company. Due to their percentage ownership and the fact that there are several beneficial owners of the Company Common Stock that own similar amounts of the Common Stock, the Company does not deem either to be an affiliate of the Company. Sam Harake, a director of the Company, is the principal of Eurosa, Inc, one of the Consultant Selling Stockholders. Eurosa, Inc. received its shares of the Company Common Stock in the Merger in exchange for shares of the Qpagos Corporation Common Stock issued to it in February 2016 for the provision of consulting services, which allowed the Company to preserve cash.

The Staff has noted in its Securities Act Forms Compliance and Disclosure Interpretation 116.15 (“CDI 116.15”) that, in relevant part “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondary.” In that regard, and as noted above, the Company has no contractual relationship with any of the Consultant Selling Stockholders or any other right that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement, and the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Accordingly, the fact alone that a director may be affiliated with a Selling Stockholder does not suggest that the Selling Stockholder is acting as the alter ego of the Company. Furthermore, none of the remaining 44 Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Securities and Exchange Commission

December 22, 2016

The Amount of Shares Involved

As of April 11, 2014, the Company had 55,264,000 shares of Common Stock issued and outstanding and 47,934,000 shares of Common Stock issued and outstanding that were held by non-affiliates. The 16,136,274 shares being registered for resale under the Registration Statement, which consist of shares held by 47 separate stockholders, would have represented, if such shares were issued and outstanding as of such date, approximately 29% of the Company’s outstanding shares as of such date and 34% of the shares of Common Stock outstanding that were held by non-affiliates as of such date.

Pursuant to CDI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“CDI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” Additionally, Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“CDI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.” The Company believes that these interpretive provisions make clear that the Selling Stockholders who are registering for resale the Shares may effect a valid secondary offering of the Shares. The Company notes in that regard that the Shares covered by the Registration Statement consist of shares held not by one large stockholder but by 45 separate stockholders.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of individuals and private investment funds. Except for Paulson Investment Company, LLC and its twelve designees, the Company has been advised by the Selling Stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, except for Paulson Investment Company, LLC and its twelve designees none of the Selling Stockholders are in the business of underwriting securities.

Securities and Exchange Commission

December 22, 2016

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Stockholders has represented that such Selling Stockholder has purchased the Shares and Warrants held by it in the ordinary course for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Shares or the Warrants to or through any person or entity (italics supplied). Further, the actual issuance of the shares of the Shares covered by the Registration Statement is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Stockholders’ respective ability to resell any of the Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis and under all the circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. In that regard, the Company believes that the Selling Stockholders have made individual investment decisions, as applicable, to accept the Shares (and Warrants) in the Merger, to purchase the shares of stock of Qpagos Corporation in the December 2015 offering and the debt offering and/ or shares of Common Stock from Qpagos. The Company is not aware of any evidence that would suggest that any of the Selling Stockholders are acting, individually or together, to effect a distribution of the Shares (or Warrants).

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.	We note that Asiya Pearls, Inc. identified as an emerging growth company in its Form 10-K for the fiscal year ended October 31, 2015. It appears that you are still an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please disclose that fact in your filing, or tell us why you do not believe that you are an emerging growth company.

Response: Disclosure has been added regarding the fact that the Company is an emerging growth company and the ramifications of being an emerging growth company.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

December 22, 2016

Response: The Company will provide you with copies of any written communications, as defined in Rule 405 under the Securities Act, which may be made to potential investors in reliance on Section 5(d) of the Securities Act. To date, there have none.

4.	In appropriate places, please identify the placement agent.

Response: The placement agent, Paulson Investment Company, LLC has been added in the Registration Statement.

5.	In an appropriate place, please include the disclosure required by Item 103 of Regulation S-K.

Response: The requested disclosure has been added as required by Item 103 of Regulation S-K.

Prospectus Summary, page 1

6.	We note your disclosure of your going concern opinion in your risk factors and in your financials. Please also discuss your auditor’s going concern opinion in your prospectus summary and on the outside front cover page of your prospectus. In your prospectus summary, please also disclose that 71% of your outstanding stock is held, and will continue to be held after this offering, by officers, directors, principal stockholders and affiliated entities.

Response: Disclosure has been added regarding the auditor’s going concern opinion in our prospectus summary and on the outside front cover page of our prospectus. The Company would like to discuss the staff’s comment regarding adding to the prospectus summary disclosure as to the officers, directors, principal stockholders and affiliated entities who aggregate 71% of shares. The risk factor has been revised to clarify that the principal stockholders included in the 71% are not affiliated with the issuer and therefore the Company respectfully submit that because these persons are not a “group” it is such disclosure may not be appropriate.

The Offering, page 4

7.	Please revise the section “Securities offered” to clarify that this prospectus covers the resale of up to 16,136,274 shares of common stock.

Response: The section has been revised to clarify that it is for the resale the shares.

Securities and Exchange Commission

December 22, 2016

Risk Factors

We rely on one outside vendor…, page 6

8.	Please identify your one outside vendor, and file your agreement with such vendor as a material contract.

Response: The risk factor has been revised to clarify the nature of the risk. Inasmuch as the Company has proposals from other vendors to perform the same services the Company does not believe that the agreement with the vendor is a material agreement.

Market for Common Equity, related Stockholder matters and Issuer Purchases of Equity Securities, page 18

9.	Please provide the full disclosure required by Item 201(a) of Regulation S-K. In this regard, please disclose the range of high and low bid information for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included by Article 3 of Regulation S-X.

Response: The most recent information the Company has is from July 5, 2016. The Company do not believe there was any trading in the stock before it was listed on the OTCQB on July 5, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2016 and March 31, 2015, page 20

10.	You disclose other (expense) income includes lease payments to store owners for the placement of kiosks in their premises. Please tell us your basis in GAAP for classifying the expense as other (expense) income as opposed to cost of goods sold.

Response: The lease payments to store owners has been reclassified to cost of goods sold for all periods presented.

Liquidity and Capital Resources, page 23

11.	We note your disclosure in the first paragraph that you raised $2.99 million from the issuance of common units at a price of $.625 per unit. However, the consolidated statements of changes in stockholders’ equity (deficit) reflect the issuance of 2.392 million common shares at a price of $1.25 per share. Please reconcile these disclosures.

Securities and Exchange Commission

December 22, 2016

Response: The language in Liquidity and Capital resources has been amended.

12.	We note your disclosure in the fourth paragraph that you believe current cash balances together with revenue anticipated to be generated from operations will be sufficient to meet your current working capital needs. We also note you had a consolidated net loss of $2.5 million for the year ended December 31, 2015 and a loss of $2.7 million for the three months ended March 31, 2016, and used $2.7 million of cash for the year ended December 31, 2015 and $623 thousand for the three months ended March 31, 2016 for operating activities. Based on your current cash resources and anticipated revenues, please disclose the number of months that you are able to sustain operations. To the extent that you are unable to sustain operations for 12 months, also disclose the additional capital needed to continue operations for the next 12 months and discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960 available on our web site at http://www.sec.gov.

Response: The language in the Liquidity and Capital Resources section has been amended.

Critical Accounting Policies and Estimates

13.	Please revise to include a discussion of critical accounting estimates that addresses the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your disclosures should address estimates and assumptions that are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or your operating performance. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960 available on our web site at http://www.sec.gov.

Response: Critical accounting policies have been added to the S-1 document.

Use of Proceeds, page 17

14.	Please quantify the dollar amount of proceeds you will receive if all the warrants are exercised, as well as the exercise price of the warrants. If this amount is significant then please revise to more clearly articulate your intended use of proceeds. See Item 504 of Regulation S-K.

Response: Use of proceeds has been amended.

Securities and Exchange Commission

December 22, 2016

Our Technology, page 29

15.	We note your risk factor concerning your intellectual property in which you state: “We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology.” However, we also note your disclosure “Janor retains exclusive rights to any intellectual property, including any addition, alteration, program updating, derivative or composed creation, obtained in the process of usage of the programs.” Please clarify your disclosures to discuss the importance and duration of all material patents, trademarks and licenses that protect your “propriety technology,” and revise all your disclosure to be consistent. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The disclosure has been revised accordingly.

Competition, page 33

16.	We note your disclosure on page 5 regarding the “highly competitive” industry in which you operate and the competition you face from “financial and non-financial business groups,” such as “retail banks, non-traditional payment service providers…traditional kiosk and terminal operators and electronic payment system operators.” Please revise this section to discuss fully the competitive conditions you face.

Response: The competition section has been revised accordingly.

Selling Stockholders, page 34

17.	Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. We may have additional comments upon review of your response.

Response: Please note that all selling stockholders who are registered broker-dealers or affiliates of broker dealers have been identified in the footnotes of the Selling Stockholders section.

18.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Paulson Investment Company, LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: The requested disclosure has been added to the Registration Statement.

Description of Securities, page 52

Securities and Exchange Commission

December 22, 2016

19.	We note your disclosure that your authorized stock consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. However, the certificate of incorporation filed with the Commission on May 13, 2016 as an exhibit to Form 8-K states that the authorized stock consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Please revise or advise.

Response: The Company has included its Nevada Articles of Incorporation, as filed with the Nevada Secretary of State, to the exhibit index. Due to a clerical error, we had instead previously incorporated by reference the Certificate of Incorporation for our Qpagos subsidiary in Delaware filed with the Commission on May 13, 2016 as an exhibit to the Form 8-K. The Company apologizes for the error and any confusion caused thereby.

Consolidated Financial Statements, page 56

20.	Please update the financial statements to include interim financial statements for the period ended June 30, 2015. Please refer to Rules 8-08 of Regulation S-X. In addition, please revise the December 31, 2015 financial statements to reflect the May 12, 2016 merger transaction.

Response: The financial statements have been revised to include interim financial statements for the period ended September 30, 2016.

The December 2015 financial statements have been adjusted to reflect the May 12, 2016 merger transaction.

Interim Financial Statements

Unaudited Condensed Statement of Comprehensive Loss, page F-2

21.	Please provide us with your calculation of the weighted average number of shares outstanding used in your net loss per share calculations. Refer to ASC 805-40-45-3 and 4.

Response: The Calculation has been provided.

Note 4 Acquisition, page F-12

22.	It does not appear the shares of common stock retained by the legal acquirer (accounting acquiree) in return for the net assets of Asiya in connection with the May 12, 2016 merger transaction was reflected as a share issuance in the statement of changes in stockholders’ equity. Please tell us your basis in GAAP for reflecting the shares retained by the legal acquirer (accounting acquire) in return for net assets of Asiya in the beginning January 1, 2016 balance. Refer to ASC 805-40-45-2(d).

Securities and Exchange Commission

December 22, 2016

Response: The financial statements have been amended to reflect the reverse merger transaction on May 12, 2016 as a share issuance of 5,025,000 shares effective that date.

The shares in issue by the Accounting Acquirer (Qpagos Corporation), have been retroactively adjusted to reflect the 2 for 1 reverse merger exchange and the shares retained by the Accounting Acquiree (Asiya Pearls) were reflected as an issue of shares on May 12, 2016, at the net liability position of the Accounting acquiree at that date.

Note 10 Stockholders’ Equity

(a) Common Stock, page F-15

23.	Please disclose how you determined the fair value of common shares issued to consultants on February 16, 2016 and the fair value of restricted stock awards issued to officers.

Response: The disclosure in the financial statements has been amended and included in the S1/A filing.

Securities and Exchange Commission

December 22, 2016

ii. Restricted Stock Awards, page F-15

24.	It appears the pre-Merger shares should be 720,000 versus 1,440,000. Please advise or revise.

Response: The pre-merger number of shares has been revised.

25.	Please tell us if the grant date price and fair value should be reduced in half in your table on page F-16 since you doubled the amount of shares granted related to the May 12, 2016 reverse merger transaction.

Response: The grant date price and the fair value price have been amended in the table.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-23

26.	Please tell us how the capital contribution is presented in the consolidated statements of changes in stockholder’s equity (deficit).

Response: The disclosure has been changed to reflect the gross proceeds received of $2,990,000 and the share issue expenses of $388,700 has been separately disclosed.

Securities and Exchange Commission

December 22, 2016

Note 2 Accounting Policies and Estimates

h) Recent Accounting Pronouncements, page F-26

27.	Please discuss the potential effects of adoption of each of the recently issued accounting standards is expected to have on the financial statements, or include a statement that the potential effects are not known or reasonably estimable.

Response: The potential effects of the adoption of the recently issued accounting standards has been disclosed in our revised financial statements.

p) Revenue Recognition, page F-30

28.	Please disclose the nature of the revenues you generate including if you are selling or leasing products, services or both. Also, please revise to disclose whether you generate revenues from the sale or lease of kiosks, from fees charged to consumers that use your kiosks, terminals and other payment channels, service provider commissions and if you generate revenues from merchants for access to your network. In addition, please disclose the following:

•	your revenue recognition policies for each source of revenue;

•	whether you recognize revenues on a gross or net basis and the criteria supporting your accounting; and

•	whether revenues are presented net or gross of VAT and other taxes you collect on behalf of governmental authorities.

Response: Our revenue recognition policy has been updated to address all the issues raised above. The financial statements presented have been revised to correct errors that were identified when considering the SEC comment above.

Note 4 Acquisition, page F-31

29.	Please provide us with your analysis of how you determined Qpagos and Redpag were deemed the accounting acquirers and QPAGOS was deemed the accounting acquiree in the August 27, 2015 series of agreements. Additionally, please tell us if Qpagos and Redpag were owned by the same individuals and provide us with the ownership make up of each company before the August 27, 2015 series of agreements. Finally, tell us how the conversion of debt to equity factored into your analysis. Refer to ASC 805-10-55-10 through 15.

Securities and Exchange Commission

December 22, 2016

Response: The analysis to determine accounting acquirer and accounting acquiree in the August 27, 2015 agreements is as follows:

In terms of the agreements entered into Qpagos Corporation (“Qpagos USA”) was formed with the sole purpose of issuing equity interests to the shareholders of two Mexican entities, Redpag S.A.P.I. de C.V. (“Redpag”) and Qpagos S.A.P.I. de C.V. (Qpagos Mexico”). Qpagos USA had no assets, liabilities or equity prior to the business combination agreements entered into with Redpag and Qpagos Mexico.

Qpagos USA acquired the Series B shares of Qpagos Mexico and Redpag on August 27, 2015, from Panatrade Business Limited (“Panatrade”), resulting in the percentage ownerships of each corporation as detailed below. These shares were acquired for nominal purchase consideration of 1(one) Mexican Peso, for each entity on August 27, 2015. The shareholdings of each company immediately prior to the business combination was as follows:

	Series A Shares	Series B Shares	Total Voting power

QPAGOS S.A.P.I. DE C.V (Mexico)

Number of shares acquired on August 27, 2015	1,500	1,548,480	1,549,980

Total investment	1,500	1,548,480	1,549,980

Percentage held by Qpagos USA			99.903%

REDPAG ELECTRONICO'S S.A.P.I DE C.V (Mexico)

Number of shares acquired on August 27, 2015	1,500	2,238,245	2,239,745

	1,500	2,238,245	2,239,745

Percentage held by Qpagos USA			99.933%

In conjunction with and prior to the acquisition of the shareholdings in Redpag and Qpagos Mexico by Qpagos USA, consulting agreements were entered into with Qpagos USA on May 15, 2015 with Panatrade, Delinvest and Sergey Rumyantsev, all of these being interest parties in Panatrade. These consulting agreements were for services rendered to Qpagos Mexico and Redpag, since inception of those operations and for future services to be rendered.

Securities and Exchange Commission

December 22, 2016

Due to the fact that these were all interested parties in Panatrade, these consulting agreements were considered as part of the business combination and part of the equity exchange.

In addition, employment agreements were entered into with Gaston Pereira, and Andrey Novikov, the operational management of Qpagos Mexico and Redpag, which employment agreement included the issue of restricted stock to them of Qpagos USA, upon formation of the Company.

Securities and Exchange Commission

December 22, 2016

These restricted stock issued in terms of these employment agreements were also considered for purposes of the business combination.

Qpagos and Redpag had entered into various loan agreements with third parties during the period February 2014 to April 2015. During August 2015, these loans were subsequently acquired by Qpagos USA, in terms of various exchange agreements entered into with each third party. Qpagos USA issued equity to the third parties in exchange for their loan interest in Qpagos and Redpag.

The loans interests that were acquired by Qpagos USA in these exchange agreements were subsequently converted into equity in Qpagos Mexico and Redpag, as follows:

	Series A Shares	Series B Shares	Total Voting power

QPAGOS S.A.P.I. DE C.V (Mexico)

Number of shares acquired on August 27, 2015	1,500	1,548,480	1,549,980

Number of shares issued on loan conversion - August 31, 2015		36,009,267	36,009,267

Total investment	1,500	37,557,747	37,559,247

Percentage held by Qpagos USA			99.996%

REDPAG ELECTRONICO'S S.A.P.I DE C.V (Mexico)

Number of shares acquired on August 27, 2015	1,500	2,238,245	2,239,745

Number of shares issued on loan conversion - August 31, 2015		12,777,520	12,777,520

	1,500	15,015,765	15,017,265

Percentage held by Qpagos USA			99.990%

This debt to equity conversion in Qpagos Mexico and Redpag, effectively increased our shareholding in these entities, reinforcing the treatment of the business combination as a reverse merger for accounting purposes.

Due to the fact that the loans advanced to Qpagos and Redpag by third parties were not automatically convertible into equity of Qpagos USA and the third parties were not obligated to enter into exchange agreements with Qpagos USA, the conversion of the debt to equity was not considered in determining whether this business combination was a reverse merger.

Securities and Exchange Commission

December 22, 2016

In terms of ASC 805-10-55, paragraphs 10-15,

Paragraph 55-11:

The legal acquirer, Qpagos USA, did not transfer any cash or other assets or incur any liabilities in this acquisition, rather it exchanged equity for its investment in Qpagos Mexico and Redpag via the consulting agreements that were entered into with Panatrade, Delinvest and Sergey Rumyantsev. It also issued equity in terms of employment agreements entered into with Gaston Pereira and Andrey Novikov.

Paragraph 55-12:

The Company believes that it meets the definition of Reverse acquisition as the business combination was effectively an exchange of equity interests with Qpagos USA issuing the equity to the controlling shareholders of Qpagos Mexico and Redpag.

The previous shareholders of Redpag and Qpagos Mexico retained voting control of Qpagos USA, immediately after concluding the acquisition agreements entered into with Qpagos USA.

Paragraph 55-13:

Qpagos USA was formed specifically to acquire the interest of Qpagos Mexico and Redpag, therefore the operations of the business combination are those of Qpagos Mexico and Redpag.

Paragraph 55-14:

The business combination was initiated by Qpagos Mexico and Redpag as the management of both entities are one and the same and Qpagos USA was formed at the direction of the management of Qpagos Mexico and Redpag to effect the business combination.

30.	Please tell us how the shares retained by the legal acquirer (accounting acquire) in return for its net assets are reflected in financial statements.

Response: The shares retained by the legal acquirer in terms of the reverse merger, net of any shares that were returned to the company were restated and have been recorded as an issue of shares effective May 12, 2016, the date of the reverse merger, at the net liability position of the accounting Acquiree (Asiya) Pearls on the effective date.

31.	Please tell us why you did not file the series of agreements related to the reverse mergers with Qpagos and Redpag as Exhibits. Refer to Item 601(10) of Regulation S-K.

Response: Please refer to our detailed response to 29 above. We have filed the agreements pertaining to the acquisition of the shares in Qpagos S.A.P.I. de C.V. and Redpag Electronicos S.A.P.I de C.V., the consulting agreements entered with Panatrade, Delinvest and Sergey Rumyantsev and management agreements were entered into with Gaston Pereira and Andrey Novikov. These agreements gave effect to the reverse merger effective August 31, 2015.

Securities and Exchange Commission

December 22, 2016

Note 5 Inventory, page F-32

32.	We understand that you generate revenue from kiosk rentals and sales. If leasing is a significant part of your business activities please disclose a general description of your leasing arrangements and provide the disclosures required by ASC 840-20-50 and/or ASC 840-30-50. In addition, tell us how leased kiosks are accounted for and the amount of revenues generated from the sale and leasing of kiosks.

Response: The Company does not have any leasing arrangements for its kiosks as yet. All kiosks are either owned by the Company or are sold outright to third parties.

Note 7 Intangibles, Page F-32

33.	Please tell us how you are accounting for the annual payments for the exclusive right to use the software in the Mexican market and the annual payments for the rights to use software updates.

Response: The Company makes quarterly payments of $5,000 per quarter for the rights to use the software as well as annual payments of $100.

The quarterly payments amounts are recorded as a prepaid expense which is amortized over the period covered by the payment, a three month amortization period.

Annual software licensing payments of $100 are expensed immediately due to the immateriality of the amount.

Note 9 Stockholders Equity

(a) Common Stock, page F-38

34.	Please tell us how you determined the value of common stock issued to consultants and advisers and restricted stock issued to employees.

a)	Restricted Stock awards to officers

The restricted stock issued to the officers of the Company by Qpagos Corporation, prior to the reverse merger with Asiya Pearls was valued at $.20 per share. There was no active trading market for the shares at the time of issuance and the price was determined based on transactions entered into by the Company between April and May 2015 which valued the shares of the Company at $.20 per share.

b)	Value of common shares issued to consultants – February 2016.

The Company determined the fair value of common shares issued to consultants on February 16, 2016 as follows:

Prior to the reverse merger with Asiya Pearls, the Company raised money by selling units to investor, which consisted of one share of the Company’s common stock and one warrant exercisable at $1.25 per share, each unit issued at $1.25.

Through consultation with Paulson Securities and management the value of the business was determined to be $25,000,000 pre the Paulson investment, this equated to $1.25 per share for existing shareholders, with a total of 20,000,000 shares outstanding. Since Paulson investors were taking a degree of risk, the Company also agreed to grant them a 5 year warrant exercisable at $1.25 per share, the same price as the current investment.

This price was an agreed upon price between a willing buyer and seller, after Paulson had performed sufficient due diligence to support the pricing of the deal.

The last stock issue was the issue of common stock units to Paulson Securities investors. These units were priced at $1.25 per unit, each unit consisting of one common share and one warrant to purchase a common share at an exercise price of $1.25 per common share. The warrants were valued using a Black Scholes valuation model (attached excel spreadsheet) utilizing the public stock data for Qiwi PLC, a NASDAQ GS quoted company that operates in the same industry as Qpagos Corporation. The value of the warrants was deducted from the value of the common stock units issued to the Paulson investors to arrive at an issue price of $0.79 per common share.

Therefore, the common shares issued to the consultants on February 16, 2016, was valued at $0.79 per common share.

35.	Please tell us how the $288,000 of cost related to the restricted stock grants is recorded in your financial statements. In addition, you disclose that there will be no further expense related to the restricted shares. Please tell us how you have complied with ASC 718-10-35-2 which states that compensation costs for an award of share-based employee compensation shall be recognized over the requisite service period.

Securities and Exchange Commission

December 22, 2016

Response:

The expense of the restricted stock grant is recorded as equity compensation in our financial statements as a component of selling, general and administrative expenditure.

The footnotes have been revised to delete the language which stated “There will be no further expense, related to these restricted shares.”

The total value of the award was determined to be $432,000 based on a value of $.20 per share, as explained in response to comment number 34. During the year ended December 31, 2015, the Company has recognized an expense of $288,000 related to this award. In 2016, the additional $144,000 was fully recognized within the quarter ended June 30, 2016.

The award was amortized over the vesting period, also deemed to be the requisite service period.

This treatment is consistent with ASC 718-10-35-2, which states, “ The compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period , with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award .

36.	We note that you issued warrants to purchase 2,930,200 shares of common stock in connection with the private placement. The table of warrant activity on page F-40 reflects the issuance of warrants to purchase 3,209,600 shares of common stock. Please tell us what the difference between these amounts represents. In addition, your disclosure on page F-38 of 538,200 additional warrants granted to your placement agent does not agree to your disclosure on page F-39 of 358,800 additional warrants granted to your placement agent. Please advise.

Response: We are not clear as to where you referenced the 2,930,200 warrants in connection with the private placement, the actual number of warrants issued in terms of the private placement was 2,392,000 based on the proceeds raised of $2,990,000. The Company sold a total of 2,392,000 units at an issue price of $1.25 per unit, each unit consisting on one common share and one warrant. This results in 2,392,000 warrants issued to the Private Placement subscribers. The Placement agent was then entitled to a placement agent warrant of 15% of the number of units issued, giving rise to an additional 358,800 (2,392,000 X 15%). These Placement agent warrants consist of a warrant to purchase a share of common stock at $1.25 per share (“First Warrant”) and an additional warrant to purchase a share of common stock at $1.25 per share upon exercise of the First Warrant. This results in total warrants due to the Placement agent of 717,600 assuming all of the First Warrants are exercised.

The total warrants outstanding consists of 2,392,000 warrants issued in terms of the private placement and an additional 717,600 due to the Placement Agent, totaling 3,109,600 warrants. If the Company referenced 3,209,600 in our filing, this is incorrect and has been rectified.

The 538,200 warrants disclosed as issued to our placement agent was incorrect and has been amended.

(c) Warrants, page F-39

37.	Please disclose the method and significant assumptions used to estimate the fair value of the warrants. Refer to ASC 718-10-50-2(f).

Response: The financial statements have been amended to include the method and assumption used to value the warrants.

Securities and Exchange Commission

December 22, 2016

(e) Reverse merger transaction, page F-40

38.	We noted that you retroactively reflected 2,459,314 shares related to consulting agreements with Qpagos and Redpag. Please tell us the total cost of those agreements and how you recorded the cost of those shares in your financial statements.

Response: The price at which equity was issued in Qpagos was determined as follows:

Founder Investors and Consulting Arrangements prior to Paulson Investment.

The two Mexican companies, Redpag and Qpagos Mexico had two shareholders, Panatrade and Gaston Pereira.

•	Gaston Pereira

The investment by Gaston is a requirement by Mexican law. An individual, resident in Mexico, has to own a stake in the Company. This investment is insignificant and is only required for statutory purposes.

•	Panatrade

Panatrade represented various other shareholding interests and owned the majority interest in the Company.

In order to fund the development and roll out of the Qpagos business model in the Mexican market, Panatrade needed to raise funding.

The business strategy was to raise funding in the USA, with access to US capital markets which required a US holding company which would ultimately be listed on the US capital markets.

Several private investors were approached by Panatrade to invest funds in the business. The valuation placed on the business was approximately $3,200,000 post the fund raise. This was determined internally and proposed to the investors who, as venture capital investors agreed to the valuation as determined by management. The determination by management was not based on any formula or valuation techniques but rather on an agreed price between a willing buyer and a willing seller.

The funds raised from the private investors were done in the form of loan funds, these loans were interest bearing and were repayable at various dates. The investors were offered the option to convert these loans into shares of a US corporation (“Qpagos USA”) upon formation of this US corporation at an agreed upon price of $0.20 per share. The Company raised a total of $2,909,923 in loan funds, out of an expected $3,200,000.

Securities and Exchange Commission

December 22, 2016

Upon the formation of Qpagos USA, Qpagos Mexico offered the debt holders an option to enter into a debt exchange agreement, exchanging the debt in Qpagos Mexico and Redpag into equity in Qpagos USA. The majority of the venture capital investors entered into the debt exchange agreements, forfeiting any accrued interest and converted their debt into equity at the agreed upon price of $0.20 per share. There was no obligation to enter into these debt exchange agreements.

Panatrade subsequently entered into an agreement with Qpagos USA to transfer its ownership in Qpagos Mexico and its sister company, Redpag for minimal consideration (1Peso) and also entered into a consulting agreement for past services and management services provided to the Mexican entities which was priced at the same price as the venture capital investors shares.

All share issues in terms of consulting agreements entered into and employment agreements entered into were done at the same valuation as that agreed upon between management and the venture capital investors.

Item 15. Recent Sales of Unregistered Securities, page 58

39.	Please furnish the complete disclosure required by Item 701(c) of Regulation S-K. In this regard, please indicate the value of the consideration you received in connection with the various issuances. In addition, we note that several issuances were made on reliance on Regulation D, but you do not appear to have filed any Forms D; please advise.

Response: The Company has revised the disclosure as requested. Please note supplementally that a Form D was filed with the SEC by QPAGOS Corp, a Delaware corporation on June 12, 2015. Please note that the reference to regulation D was the reference to the definition of accredited investor and not a reference to a filing under Regulation D.

Exhibit 5.1

40.	We note counsel’s statement that the opinion is based on the NRS “with respect to the Shares and the laws of the State of Delaware as they relate to the Warrant Shares.” It appears that the NRS also applies to the opinion regarding the legality of the Warrant Shares; please revise accordingly. In addition, it appears that the warrants issued to the placement agent are governed by Oregon law; please advise or revise the opinion accordingly.

Response: The Company has revised the opinion as requested. In addition, any warrants governed by Oregon law have been amended to provide that they are governed by Nevada law.

* * *

Securities and Exchange Commission

December 22, 2016

QPAGOS acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. QPAGOS acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. QPAGOS acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: QPAGOS

QPAGOS CORPORATION

CALCULATION OF EARNINGS PER SHARE

				91		90
	Date	NO OF COMMON SHARES	Factor	3/31/2016	Factor	3/31/2015
Adjusted for ratio 2 to 1:
Shares issued to Panatrade - consulting agreement	1/1/2014	1,599,204
Shares issued to Delinvest Commercial	1/1/2014	1,308,440
Shares issued to Sergey Rumyantsev - consulting agreement	1/1/2014	2,010,984
Shares issued to Gaston Pereira - Employment agreement - vesting 4/30/16	1/1/2014	2,880,000
Shares issued to Andrey Novikov - employment agreement vesting 4/30/16	1/1/2014	1,440,000

Balance at 12/31/14	12/31/2014	9,238,628	1.00	9,238,628	1.00	9,238,628

Debt for equity swaps
Alberto Pereira Bunster	4/10/2015	750,000	1.00	750,000
Dmitri Kurganov	4/10/2015	750,000	1.00	750,000
Alex Pereira	5/6/2015	750,000	1.00	750,000
Strategic IR	5/7/2015	1,250,000	1.00	1,250,000
Clive Kabatznik	5/7/2015	250,000	1.00	250,000
Huppay Global Corp	5/7/2015	5,965,430	1.00	5,965,430
Joseph W and Patricia G Family Trust	5/7/2015	1,000,000	1.00	1,000,000
Panatrade	5/15/2015	1,908,336	1.00	1,908,336
Delinvest	5/15/2015	2,581,008	1.00	2,581,008
Evgeny Simonov	5/15/2015	2,200,000	1.00	2,200,000
Igor Moiseev	5/15/2015	800,000	1.00	800,000
Irina Galikhanova	5/15/2015	3,800,000	1.00	3,800,000
Newvello limited	5/15/2015	3,200,000	1.00	3,200,000
OlgaAkhmetova	5/15/2015	3,889,448	1.00	3,889,448

Shares issued to Joshua Lushtak - consulting agreement	6/15/2015	1,667,150	1.00	1,667,150

Paulson - first Tranche
3NT Management, LLC	6/30/2015	80,000	1.00	80,000
Dragul, Paul	6/30/2015	56,000	1.00	56,000
Holmes, Gordon	6/30/2015	48,000	1.00	48,000
Krull, Chad	6/30/2015	40,000	1.00	40,000
Patel, Rajnikant N	6/30/2015	80,000	1.00	80,000
Prasil, Thomas	6/30/2015	160,000	1.00	160,000
Ropner Investments LLC	6/30/2015	40,000	1.00	40,000
Ropner, Paul Benedict Peat	6/30/2015	40,000	1.00	40,000
Wyrsch, Paul	6/30/2015	120,000	1.00	120,000
YP Holdings, LLC	6/30/2015	320,000	1.00	320,000
Scheck, Dianne	6/30/2015	40,000	1.00	40,000

Paulson - Second Tranche
Sutaria, Harsh	7/17/2015	40,000	1.00	40,000
ECT LP	7/17/2015	480,000	1.00	480,000
Vstock Transfer, LLC	7/17/2015	20,000	1.00	20,000

Paulson - Third tranche
Patel, Prashant	7/31/2015	40,000	1.00	40,000
S2 Filings, LLC	7/31/2015	20,000	1.00	20,000

Paulson - Fourth Tranche
Cash, Terry L	10/20/2015	800,000	1.00	800,000

Paulson - Fifth Tranche
The Capital Corporation	10/27/2015	800,000	1.00	800,000

Paulson - Sixth Tranche
Elliott Family Trust	11/27/2015	80,000	1.00	80,000
Gibbs International Inc.	11/27/2015	480,000	1.00	480,000

Paulson - Seventh Tranche
3NT Management, LLC	11/30/2015	80,000	1.00	80,000
Patel, Rajnikant N	11/30/2015	80,000	1.00	80,000

Paulson - Eigth Tranche
Gibbs International Inc.	12/11/2015	400,000	1.00	400,000
Krull, Chad	12/11/2015	40,000	1.00	40,000
Esther M Harpe Trust	12/11/2015	80,000	1.00	80,000

Paulson - Ninth Tranche
Karp, Bradley C & Belinda	12/23/2015	160,000	1.00	160,000
Renaissance Interests LP	12/23/2015	160,000	1.00	160,000

Balance at 12/31/15		44,784,000

Gibbs Investment Holdings	2/17/2016	1,065,000	0.47	503,242
Gibbs International	2/17/2016	1,920,000	0.47	907,253
Eurosa	2/17/2016	1,920,000	0.47	907,253
Robert Skaff	2/17/2016	240,000	0.47	113,407

Balance at 3/31/16		49,929,000

Asiya Pearls before merger	5/12/2016	10,000,000
Cancelation of Asiya Pearls shares as part of merger	5/12/2016	-4,975,000

New equity issue to Strategic IR	5/16/2016	133,000
New equity issue to Strategic IR	5/18/2016	67,000
New equity issue to Strategic IR	5/31/2016	66,667
New equity issue to Strategic IR	6/7/2016	33,333

Balance at 6/30/16		55,254,000

Strategic IR -Last tranch of 310,000	7/7/2016	10,000

		55,264,000		47,215,154		9,238,628
Less:
unvested restricted stock - vesting 4/30/16				(4,320,000)		(4,320,000)

Weighted Average shares outstanding				42,895,154		4,918,628

		3 Months		3 Months		6 Months		6 Months
	Factor	91	Factor	90	Factor	182	Factor	181
		6/30/2016		6/30/2015		6/30/2016		6/30/2015
Adjusted for ratio 2 to 1:
Shares issued to Panatrade - consulting agreement
Shares issued to Delinvest Commercial
Shares issued to Sergey Rumyantsev - consulting agreement
Shares issued to Gaston Pereira - Employment agreement - vesting 4/30/16
Shares issued to Andrey Novikov - employment agreement vesting 4/30/16

Balance at 12/31/14	1.00	9,238,628	1.00	9,238,628	1.00	9,238,628	1.00	9,238,628

Debt for equity swaps
Alberto Pereira Bunster	1.00	750,000	0.90	675,000	1.00	750,000	0.45	335,635
Dmitri Kurganov	1.00	750,000	0.90	675,000	1.00	750,000	0.45	335,635
Alex Pereira	1.00	750,000	0.61	458,333	1.00	750,000	0.30	227,901
Strategic IR	1.00	1,250,000	0.60	750,000	1.00	1,250,000	0.30	372,928
Clive Kabatznik	1.00	250,000	0.60	150,000	1.00	250,000	0.30	74,586
Huppay Global Corp	1.00	5,965,430	0.60	3,579,258	1.00	5,965,430	0.30	1,779,742
Joseph W and Patricia G Family Trust	1.00	1,000,000	0.60	600,000	1.00	1,000,000	0.30	298,343
Panatrade	1.00	1,908,336	0.51	975,372	1.00	1,908,336	0.25	484,991
Delinvest	1.00	2,581,008	0.51	1,319,182	1.00	2,581,008	0.25	655,947
Evgeny Simonov	1.00	2,200,000	0.51	1,124,444	1.00	2,200,000	0.25	559,116
Igor Moiseev	1.00	800,000	0.51	408,889	1.00	800,000	0.25	203,315
Irina Galikhanova	1.00	3,800,000	0.51	1,942,222	1.00	3,800,000	0.25	965,746
Newvello limited	1.00	3,200,000	0.51	1,635,556	1.00	3,200,000	0.25	813,260
OlgaAkhmetova	1.00	3,889,448	0.51	1,987,940	1.00	3,889,448	0.25	988,478

Shares issued to Joshua Lushtak - consulting agreement	1.00	1,667,150	0.17	277,858	1.00	1,667,150	0.08	138,162

Paulson - first Tranche
3NT Management, LLC	1.00	80,000	-	-	1.00	80,000	-	-
Dragul, Paul	1.00	56,000	-	-	1.00	56,000	-	-
Holmes, Gordon	1.00	48,000	-	-	1.00	48,000	-	-
Krull, Chad	1.00	40,000	-	-	1.00	40,000	-	-
Patel, Rajnikant N	1.00	80,000	-	-	1.00	80,000	-	-
Prasil, Thomas	1.00	160,000	-	-	1.00	160,000	-	-
Ropner Investments LLC	1.00	40,000	-	-	1.00	40,000	-	-
Ropner, Paul Benedict Peat	1.00	40,000	-	-	1.00	40,000	-	-
Wyrsch, Paul	1.00	120,000	-	-	1.00	120,000	-	-
YP Holdings, LLC	1.00	320,000	-	-	1.00	320,000	-	-
Scheck, Dianne	1.00	40,000	-	-	1.00	40,000	-	-

Paulson - Second Tranche
Sutaria, Harsh	1.00	40,000			1.00	40,000
ECT LP	1.00	480,000			1.00	480,000
Vstock Transfer, LLC	1.00	20,000			1.00	20,000

Paulson - Third tranche
Patel, Prashant	1.00	40,000			1.00	40,000
S2 Filings, LLC	1.00	20,000			1.00	20,000

Paulson - Fourth Tranche
Cash, Terry L	1.00	800,000			1.00	800,000

Paulson - Fifth Tranche
The Capital Corporation	1.00	800,000			1.00	800,000

Paulson - Sixth Tranche
Elliott Family Trust	1.00	80,000			1.00	80,000
Gibbs International Inc.	1.00	480,000			1.00	480,000

Paulson - Seventh Tranche
3NT Management, LLC	1.00	80,000			1.00	80,000
Patel, Rajnikant N	1.00	80,000			1.00	80,000

Paulson - Eigth Tranche
Gibbs International Inc.	1.00	400,000			1.00	400,000
Krull, Chad	1.00	40,000			1.00	40,000
Esther M Harpe Trust	1.00	80,000			1.00	80,000

Paulson - Ninth Tranche
Karp, Bradley C & Belinda	1.00	160,000			1.00	160,000
Renaissance Interests LP	1.00	160,000			1.00	160,000

Balance at 12/31/15

Gibbs Investment Holdings	1.00	1,065,000			0.74	784,121
Gibbs International	1.00	1,920,000			0.74	1,413,626
Eurosa	1.00	1,920,000			0.74	1,413,626
Robert Skaff	1.00	240,000			0.74	176,703

Balance at 3/31/16

Asiya Pearls before merger	0.54	5,384,615			0.27	2,692,308
Cancelation of Asiya Pearls shares as part of merger	0.54	-2,678,846			0.27	-1,339,423

New equity issue to Strategic IR	0.49	65,769			0.25	32,885
New equity issue to Strategic IR	0.47	31,659			0.24	15,830
New equity issue to Strategic IR	0.33	21,978			0.16	10,989
New equity issue to Strategic IR	0.25	8,425			0.13	4,212

Balance at 6/30/16

Strategic IR -Last tranch of 310,000

		52,762,601		25,797,682		49,988,877		17,472,412
Less:
unvested restricted stock - vesting 4/30/16				(4,320,000)				(4,320,000)

Weighted Average shares outstanding		52,762,601		21,477,682		49,988,877		13,152,412

		3 Months		3 Months		9 Months		9 Months
	Factor	92	Factor	92	Factor	274	Factor	273
		9/30/2016		9/30/2015		9/30/2016		9/30/2015
Adjusted for ratio 2 to 1:
Shares issued to Panatrade - consulting agreement
Shares issued to Delinvest Commercial
Shares issued to Sergey Rumyantsev - consulting agreement
Shares issued to Gaston Pereira - Employment agreement - vesting 4/30/16
Shares issued to Andrey Novikov - employment agreement vesting 4/30/16

Balance at 12/31/14	1.00	9,238,628	1.00	9,238,628	1.00	9,238,628	1.00	9,238,628

Debt for equity swaps
Alberto Pereira Bunster	1.00	750,000	1.00	750,000	1.00	750,000	0.63	475,275
Dmitri Kurganov	1.00	750,000	1.00	750,000	1.00	750,000	0.63	475,275
Alex Pereira	1.00	750,000	1.00	750,000	1.00	750,000	0.54	403,846
Strategic IR	1.00	1,250,000	1.00	1,250,000	1.00	1,250,000	0.53	668,498
Clive Kabatznik	1.00	250,000	1.00	250,000	1.00	250,000	0.53	133,700
Huppay Global Corp	1.00	5,965,430	1.00	5,965,430	1.00	5,965,430	0.53	3,190,303
Joseph W and Patricia G Family Trust	1.00	1,000,000	1.00	1,000,000	1.00	1,000,000	0.53	534,799
Panatrade	1.00	1,908,336	1.00	1,908,336	1.00	1,908,336	0.51	964,653
Delinvest	1.00	2,581,008	1.00	2,581,008	1.00	2,581,008	0.51	1,304,685
Evgeny Simonov	1.00	2,200,000	1.00	2,200,000	1.00	2,200,000	0.51	1,112,088
Igor Moiseev	1.00	800,000	1.00	800,000	1.00	800,000	0.51	404,396
Irina Galikhanova	1.00	3,800,000	1.00	3,800,000	1.00	3,800,000	0.51	1,920,879
Newvello limited	1.00	3,200,000	1.00	3,200,000	1.00	3,200,000	0.51	1,617,582
OlgaAkhmetova	1.00	3,889,448	1.00	3,889,448	1.00	3,889,448	0.51	1,966,095

Shares issued to Joshua Lushtak - consulting agreement	1.00	1,667,150	1.00	1,667,150	1.00	1,667,150	0.39	653,425

Paulson - first Tranche
3NT Management, LLC	1.00	80,000	1.00	80,000	1.00	80,000	0.34	26,960
Dragul, Paul	1.00	56,000	1.00	56,000	1.00	56,000	0.34	18,872
Holmes, Gordon	1.00	48,000	1.00	48,000	1.00	48,000	0.34	16,176
Krull, Chad	1.00	40,000	1.00	40,000	1.00	40,000	0.34	13,480
Patel, Rajnikant N	1.00	80,000	1.00	80,000	1.00	80,000	0.34	26,960
Prasil, Thomas	1.00	160,000	1.00	160,000	1.00	160,000	0.34	53,919
Ropner Investments LLC	1.00	40,000	1.00	40,000	1.00	40,000	0.34	13,480
Ropner, Paul Benedict Peat	1.00	40,000	1.00	40,000	1.00	40,000	0.34	13,480
Wyrsch, Paul	1.00	120,000	1.00	120,000	1.00	120,000	0.34	40,440
YP Holdings, LLC	1.00	320,000	1.00	320,000	1.00	320,000	0.34	107,839
Scheck, Dianne	1.00	40,000	1.00	40,000	1.00	40,000	0.34	13,480

Paulson - Second Tranche
Sutaria, Harsh	1.00	40,000	0.82	32,609	1.00	40,000	0.27	10,989
ECT LP	1.00	480,000	0.82	391,304	1.00	480,000	0.27	131,868
Vstock Transfer, LLC	1.00	20,000	0.82	16,304	1.00	20,000	0.27	5,495

Paulson - Third tranche
Patel, Prashant	1.00	40,000	0.66	26,522	1.00	40,000	0.22	8,938
S2 Filings, LLC	1.00	20,000	0.66	13,261	1.00	20,000	0.22	4,469

Paulson - Fourth Tranche
Cash, Terry L	1.00	800,000			1.00	800,000

Paulson - Fifth Tranche
The Capital Corporation	1.00	800,000			1.00	800,000

Paulson - Sixth Tranche
Elliott Family Trust	1.00	80,000			1.00	80,000
Gibbs International Inc.	1.00	480,000			1.00	480,000

Paulson - Seventh Tranche
3NT Management, LLC	1.00	80,000			1.00	80,000
Patel, Rajnikant N	1.00	80,000			1.00	80,000

Paulson - Eigth Tranche
Gibbs International Inc.	1.00	400,000			1.00	400,000
Krull, Chad	1.00	40,000			1.00	40,000
Esther M Harpe Trust	1.00	80,000			1.00	80,000

Paulson - Ninth Tranche
Karp, Bradley C & Belinda	1.00	160,000			1.00	160,000
Renaissance Interests LP	1.00	160,000			1.00	160,000

Balance at 12/31/15

Gibbs Investment Holdings	1.00	1,065,000			0.82	878,431
Gibbs International	1.00	1,920,000			0.82	1,583,650
Eurosa	1.00	1,920,000			0.82	1,583,650
Robert Skaff	1.00	240,000			0.82	197,956

Balance at 3/31/16

Asiya Pearls before merger	1.00	10,000,000			0.51	5,145,985
Cancelation of Asiya Pearls shares as part of merger	1.00	-4,975,000			0.51	-2,560,128

New equity issue to Strategic IR	1.00	133,000			0.50	66,500
New equity issue to Strategic IR	1.00	67,000			0.49	33,011
New equity issue to Strategic IR	1.00	66,667			0.45	29,684
New equity issue to Strategic IR	1.00	33,333			0.42	13,990

Balance at 6/30/16

Strategic IR -Last tranch of 310,000	0.92	9,239			0.31	3,102

		55,263,239		41,504,000		51,759,831		25,570,969
Less:
unvested restricted stock - vesting 4/30/16				(4,320,000)				(4,320,000)

Weighted Average shares outstanding		55,263,239		37,184,000		51,759,831		21,250,969

QPAGOS CORPORATION

VALUATION OF COMMON UNITS

PERIOD ENDED MARCH 31, 2016

Value of common units	$2,990,000	62.8%

Value of common warrants	$1,767,955	37.2%

Total Value of Bridge notes including warrants	$4,757,955	100%

Value of common units	$2,990,000

	$1,111,020	37.2%

Remaining value for Common shares	$1,878,980

Number of common shares issued	2,392,000

Effective issue price per common share	$0.786

Enter all the figures in Green and everything will be calculated below.

		date		Issue	Common	FMV of stock
		issued	Principal	Price	shares	at date of issuance

Securities issued	Common units		2,990,000	$1.250	$2,392,000.00	$1.25

		Per warrant	Warrants
warrants issued	Num warrants	FMV - blackscholes	FMV

	2,392,000	0.739	1,767,955
			-
			-
			-
			-
Total	2,392,000		1,767,955.00

Allocation fair value between warrants and convertible debt
			Total		FMV
		FMV	Theoretical	% allocated	Warrants
	Principal	Warrants	value	to warrants	Discount
PPM #1	2,990,000	1,767,955.00	4,757,955.00	37%	1,111,020.48

Whichever is lower
Alloc to
Ben Feature				Beneficial
Remaining		Effective	FMV of stock	Feature	Full Beneficial	Full Beneficial
Principal	Convertible	Issue	date of	per convertible	Feature, assuming	Feature, assuming	Total
to allocate	Shares	Price	issuance	share	no limit	limit	Discount
1,878,980	2,392,000	0.786	$0.786	-	-	1,878,980	1,111,020

AJE

DR	APIC - Value of Warrants	1,111,020
DR	Interest Expense-beneficial conversion	-		No BCF Book Entry Below
CR	Additional Paid in Capital		1,111,020
To record BCF and value of warrants

AJE

DR	APIC - VALUE OF WARRANTS	1,111,020
DR	Interest Expense-beneficial conversion	-
CR	Additional Paid in Capital		1,111,020
To record Deemed Dividend on Warrants Issued with Common stock units

XRPRO SCIENCES

WARRANTS VALUATION

NAME	TERM (IN YEARS)	Exercised	Exercised Price/Strike price	Expiry date	Vesting period in months	Date Warrants Granted	Number of Warrants Granted	VALUE OF WARRANTS	Weighted average Value

Common stock units issued	5		$1.25	6/30/2019	1.00	6/30/2015	512,000	$378,928.00
Common stock units issued	5		$1.25	7/17/2019	1.00	7/17/2015	270,000	$199,966.00
Common stock units issued	5		$1.25	7/31/2019	1.00	7/31/2015	30,000	$22,168.00
Common stock units issued	5		$1.25	10/20/2019	1.00	10/20/2015	400,000	$294,838.00
Common stock units issued	5		$1.25	10/27/2019	1.00	10/27/2015	400,000	$294,734.00
Common stock units issued	5		$1.25	11/27/2019	1.00	11/27/2015	280,000	$207,262.00
Common stock units issued	5		$1.25	11/30/2019	1.00	11/30/2015	80,000	$59,228.00
Common stock units issued	5		$1.25	12/11/2019	1.00	12/11/2015	260,000	$192,187.00
Common stock units issued	5		$1.25	12/23/2019	1.00	12/23/2015	160,000	$118,644.00

							2,392,000	1,767,955	0.739

NAME	Amort per Mnth	Call Option Value	Stock Price ($)	Exercise Price ($)	Qual or non-qual	Term (Enter in yr.)	Volatility (enter as %)

Common stock units issued	378,928.00	0.740	1.75	1.25	N	5	71.34%
Common stock units issued	199,966.00	0.741	1.75	1.25	N	5	71.34%
Common stock units issued	22,168.00	0.739	1.75	1.25	N	5	71.34%
Common stock units issued	294,838.00	0.737	1.75	1.25	N	5	71.34%
Common stock units issued	294,734.00	0.737	1.75	1.25	N	5	71.34%
Common stock units issued	207,262.00	0.740	1.75	1.25	N	5	71.34%
Common stock units issued	59,228.00	0.740	1.75	1.25	N	5	71.34%
Common stock units issued	192,187.00	0.739	1.75	1.25	N	5	71.34%
Common stock units issued	118,644.00	0.742	1.75	1.25	N	5	71.34%

NAME	Discount Rate (Bond Equivalent Yield) (Enter as %)	Annual Rate of Quarterly Dividends (enter as %)	Present Value of Stock Ex- Dividend	Present Value of Exercise Price	Cumulative Volatility	Proportion of Stock Present Value	Proportion of Exercise Price Present Value

Common stock units issued	1.63%	0.0%	1.25	1.15	159.5%	80.2%	-22.8%
Common stock units issued	1.67%	0.0%	1.25	1.15	159.5%	80.2%	-22.8%
Common stock units issued	1.54%	0.0%	1.25	1.16	159.5%	80.1%	-22.7%
Common stock units issued	1.40%	0.0%	1.25	1.17	159.5%	80.0%	-22.5%
Common stock units issued	1.38%	0.0%	1.25	1.17	159.5%	80.0%	-22.5%
Common stock units issued	1.64%	0.0%	1.25	1.15	159.5%	80.2%	-22.8%
Common stock units issued	1.65%	0.0%	1.25	1.15	159.5%	80.2%	-22.8%
Common stock units issued	1.56%	0.0%	1.25	1.16	159.5%	80.1%	-22.7%
Common stock units issued	1.74%	0.0%	1.25	1.15	159.5%	80.3%	-22.9%